UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

December 12, 2023

We hereby inform as a Relevant Information Communication that, today ended the First Round of the preemptive subscription of the issuance of shares for capital increase by new monetary contributions of AENZA S.A.A. (“Aenza”), approved by the General Shareholders’ Meeting held on October 24, 2023 and the Board of Directors’ Meeting held on October 26, 2023 (the “Capital Increase”), having subscribed a total of 161,259,892 common shares, for a subscription value of US$20,735,202. 36 (Twenty Million Seven Hundred Thirty-Five Thousand Two Hundred Two and 36/100 United States Dollars), equivalent to S/80,162,292.31, at an exchange rate of S/3.866 per US$1.00.

Consequently, 92.16% of the maximum number of shares that Aenza may issue under the Capital Increase (as indicated in the Relevant Information Communication dated October 26, 2023) have been subscribed in such First Round, with up to 13,725,020 common shares remaining to be subscribed.

Finally, in accordance with the process established by the Issuer’s Board of Directors, we reiterate that the Second Round of preemptive subscription will begin on December 13, 2023, at the opening of trading hours of the Lima Stock Exchange, and will conclude on December 15, 2023, at the close of trading hours of the Lima Stock Exchange.

Information regarding the number of shares that they are entitled to subscribe in the referred Second Round, available only to investors who participated in the First Round, will be available at the offices of their brokerage firm or CAVALI participant, as the case may be, as well as at the offices of Aenza located at Av. Abel Bergasse Du Petit Thouars No. 4675, district of Surquillo, Lima, through the contact person Paola Pastor Aragón, from Monday to Friday from 09:00 a.m. to 06:00 p.m., at telephone 951 211 549 and e-mail paola.pastor@aenza.com.pe.

Important Information

The preemptive subscription certificates resulting from the Capital Increase, as well as the shares to be issued upon the exercise of the subscription rights embodied in such certificates and those to be issued as a result of a potential private offering of the remaining unsubscribed shares after the preemptive subscription rounds have not been and will not be registered under the U.S. Securities Act of 1933, or under the securities laws of any state or jurisdiction outside of Peru.

In this regard, the securities to be issued will be made available to investors only in Peru pursuant to the provisions of applicable Peruvian legislation (Law No. 26887 - General Corporations Law, LMV and Law No. 27287 - Securities Law), as amended from time to time, and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where such offering, sale, resale, transfer, delivery or distribution is prohibited. In addition, the shares to be issued may not be offered, sold, or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 12, 2023

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